
05041679

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
MAR 0 7 2005

SEC FILE NUMBER
8- 49788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GA Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street Suite 3400
(No. and Street)

Columbus Ohio 43215
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew R. Wolfe (614) 221-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hausser & Taylor LLC
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Blvd. Columbus, OH 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05

OATH OR AFFIRMATION

I, Donald E. Garlikov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GA Financial, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

DOLORES J. CALVIN
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 12/16/2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GA FINANCIAL, INC.

FINANCIAL REPORT

DECEMBER 31, 2004

GA FINANCIAL, INC.

CONTENTS



HAUSSER + TAYLOR LLC
Business advisors and certified public accountants

191 West Nationwide Blvd, Suite 400 ◦ Columbus, Ohio 43215-2591 614/358-0473 ◦ FAX: 614/224-4197 ◦ www.hausser.com

To the Shareholder of
GA Financial, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of GA Financial, Inc. as of December 31, 2004, and the related statement of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GA Financial, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the enclosed supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hausser + Taylor LLC

Columbus, Ohio
January 25, 2005

GA FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

CURRENT ASSETS		
Cash	$	12,117
Receivable from related party		1,701,189
Commissions receivable		86,682
Total assets	$	1,799,988

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	13,002
SHAREHOLDER'S EQUITY		
Capital stock, $100 par value, 300 shares authorized and outstanding		30,000
Paid-in capital		15,159
Retained earnings		1,741,827
Total shareholder's equity		1,786,986
Total liabilities and shareholder's equity	$	1,799,988

The accompanying notes are an integral part of these financial statements.

GA FINANCIAL, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

INCOME	
Commission income	$ 1,650,450
EXPENSES	
Management fee	997,811
Licenses and subscriptions	8,708
Income tax	15,408
Other, net	93
	1,022,020
NET INCOME	$ 628,430

The accompanying notes are an integral part of these financial statements.

GA FINANCIAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2004

	Capital Stock	Paid-In Capital	Retained Earnings	Total Shareholder's Equity
BALANCE - December 31, 2003	$ 30,000	$ 15,159	$ 1,113,397	$ 1,158,556
Net Income	-	-	628,430	628,430
BALANCE - December 31, 2004	$ 30,000	$ 15,159	$ 1,741,827	$ 1,786,986

The accompanying note are an integral part of these financial statements.

GA FINANCIAL, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 628,430
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables from related party	(687,389)
Decrease in commission receivables	47,722
Increase in accrued expenses	12,000
Total adjustments	(627,667)
Net cash provided by operating activities	763
INCREASE IN CASH	763
CASH - Beginning of year	11,354
CASH - End of year	$ 12,117

The accompanying notes are an integral part of these financial statements.

GA FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Business

GA Financial, Inc. ("Company") was incorporated in June 1996 and commenced operations on May 1, 1997 for the purpose of engaging in brokerage activities. The Company is wholly owned by one shareholder. The majority of the Company's operations relate to the sale of variable life insurance policies.

Note 2. Significant Accounting Policies

A. Basis of Presentation - The financial statements are presented in accordance with accounting principles generally accepted in the United States of America. Commission revenues and related management fees are recorded in the period earned or incurred.

B. Customer Accounts - The Company performs limited brokerage business (variable insurance products only) and does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly is exempt from SEC Rule 15c3-3.

C. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

D. Income Taxes – The Company has elected to be treated as an S Corporation for income tax purposes and, therefore, is not subject to federal income taxes. The company is subject to city income taxes. The current income tax expense for 2004 is $15,408, and is based on local income taxes for the reported amounts of pre-tax income for the period.

Note 3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under rule 15c3-1 (the Rule). The Rule requires that the Company maintain a minimum net capital, as defined, of $5,000. The Rule also mandates that the ratio of aggregate indebtedness, as defined, to net capital, as defined, not exceed 15 to 1.

At December 31, 2004, the Company's net capital was $85,797 which was $80,797 in excess of its required minimum of $5,000. The Company had no aggregate indebtedness.

The accompanying notes are an integral part of these financial statements.

Note 4. Related Party Transactions

The Company has an expense sharing arrangement with Garlikov & Associates, Inc. ("Garlikov"), which is wholly owned by the Company's sole shareholder. This arrangement requires an allocation of certain expenses such as payroll, occupancy, and other incidental overhead expenses paid by Garlikov for the Company. This expense under the allocation totaled $997,811 for the current year and is included in the statement of operations as a management fee.

At December 31, 2004, the Company had a receivable of $1,701,189 from Garlikov. This receivable represents an advance for future expenses under the expense sharing arrangement.

SUPPLEMENTAL INFORMATION

GA FINANCIAL, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2004

Computation of Net Capital

Total shareholder's equity	$	1,786,986
Deductions for non-allowable assets:		
Receivable from related party		1,701,189
Total deductions		1,701,189
Net capital		85,797
Computation of alternative net capital requirement		
Net capital requirement (minimum)		5,000
Excess net capital	$	80,797

There were no material differences between the Computation of Net Capital under rule 15c3-1 included in this audited report and the respective computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2004.

The accompanying notes are an integral part of these financial statements.

GA FINANCIAL, INC.

STATEMENT REGARDING RULE 15c3-3

December 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

The accompanying notes are an integral part of these financial statements.

HAUSSER + TAYLOR LLC
Business advisors and certified public accountants

191 West Nationwide Blvd, Suite 400 ◦ Columbus, Ohio 43215-2591 614/358-0473 ◦ FAX: 614/224-4197 ◦ www.hausser.com

To the Shareholder of
GA Financial, Inc.

Report of Independent Auditors on Internal Control

In planning and performing our audit of the financial statements and supplemental schedules of GA Financial, Inc. ("Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NEXIA INTERNATIONAL Cleveland Beachwood Canton Columbus Dublin Akron Elyria

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of GA Financial, Inc., management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hausser + Taylor LLC

Columbus, Ohio
January 25, 2005